Exhibit (a) (4) (iii)
The following is the text of the website that is being maintained at www.gbsc-usa.com/Wesco in connection with WESCO International Inc.’s offer to exchange up to $345,000,000 aggregate principal amount of its newly issued 6.0% Convertible Senior Debentures due 2029 for its outstanding 1.75% Convertible Senior Debentures due 2026 and its outstanding 2.625% Convertible Senior Debentures due 2025.
Last Updated: xx:xx a.m./p.m., New York City time, on xxxxxxxxxxxx, 2009
Indicative Average VWAP and Initial Conversion Terms for WESCO International, Inc. Exchange Offer
On July 27, 2009, WESCO International, Inc. (the “Company”) commenced an offer to exchange up to $345,000,000 aggregate principal amount of its new 6.0% Convertible Senior Debentures due 2029 for its outstanding 1.75% Convertible Senior Debentures due 2026 and its outstanding 2.625% Convertible Senior Debentures due 2025. On this page, the Company will periodically provide an indicative Average VWAP (as defined in the prospectus relating to the exchange offer (the “Prospectus”)), a resulting indicative initial conversion price and a resulting indicative initial conversion rate per $1,000 principal amount of the 6.0% Convertible Senior Debentures due 2029 issuable in the exchange offer, calculated as described in the Prospectus.

Indicative Average VWAP:	$	xx.xxxx
Minimum Conversion Price:		$26.2500
Resulting Indicative Initial Conversion Price:	$	xx.xxxx
Resulting Indicative Initial Conversion Rate:		xx.xxxx
The definitive Average VWAP, initial conversion price and initial conversion rate will be calculated as described in the Prospectus and may be substantially different from the comparable indicative information displayed above. The final Average VWAP, initial conversion price and initial conversion rate will be announced by 4:30 pm, New York City time, on August 21, 2009. The exchange offer will expire at midnight, New York City time, on August 21, 2009, unless extended. Further information regarding the exchange offer can be found using the links below.
[Link to Prospectus]
[Link to Letter of Transmittal]
[Link to Notice of Guaranteed Delivery]
[Link to Notice of Withdrawal]
Rule 425 Legend
Non-Solicitation

This disclosure shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
In connection with the exchange offer, WESCO International, Inc. has filed a registration statement (including a prospectus) on Form S-4 and a tender offer statement on Schedule TO with the SEC. Holders of its 1.75% Convertible Senior Debentures due 2026 and its 2.625% Convertible Senior Debentures due 2025 are urged to read the Prospectus, the Schedule TO and any other relevant documents, because they contain important information about WESCO International, Inc. and the exchange offer. The Prospectus is being sent to holders of the 1.75% Convertible Senior Debentures due 2026 and 2.625% Convertible Senior Debentures due 2025. The Prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from WESCO International, Inc. upon written request to WESCO International, Inc., Corporate Secretary, 225 West Station Square Drive, Suite 700, Pittsburgh, Pennsylvania 15219, or by calling (412) 454-2200.